

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2022

James Cacioppo
Chairman and Chief Executive Officer
Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

> **Re: Jushi Holdings Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 17, 2022**
> **CIK No. 0001909747**

Dear Mr. Cacioppo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed May 17, 2022

Prospectus Summary
Recent Developments, page 8

1.   Please revise here to disclose any negative covenants entered into in connection with the Acquisition Facility.

Risk Factors
We have a substantial level of indebtedness, and we may not be able to generate sufficient cash to service all of our indebtedness..., page 20

2.   Please quantify your debt service cost for your 10% Senior Secured Notes and Acquisition Facility and what assets have been pledged to secure the indebtedness.

Capitalization, page 33

3. Since the amount of your cash and cash equivalents is not part of your capitalization, please revise to present separate and distinct totals for cash and cash equivalents and for your capitalization. Please do not combine the amount of cash and cash equivalents in the total amount for your capitalization.

Business, page 50

4. We note your disclosure on page 53 that you intend to utilize intellectual property related to your cannabis brands. Please revise your Business section to disclose the intellectual property rights you have obtained and whether you intend to file for additional rights. Refer to Item 101(c)(1)(iii)(B) of Regulation S-K.

Product Selection and Offerings, page 53

5. Please revise here to disclose whether your CBD products are derived from hemp containing no more than 0.3 percent THC. To the extent they are not, add risk factor disclosure that your CBD products may violate the Controlled Substances Act.

6. You state on page 54 that you sell Nira products through your online store at www.niracbd.com. This website no longer appears to be active. We note previous visits to this webpage presented text stating the Nira CBD online store is permanently closed. Please revise your disclosure or otherwise explain.

Business in Europe, page 55

7. We note your financial statements are provided "in thousands" and so it appears your impairment loss you reference on page 55 should be $4,561,000. Please revise or otherwise advise.

Principal Markets & Competition, page 55

8. Please state what MSO stands for the first time it is used.

Description of Capital Stock, page 101

9. Please revise to disclose whether the voting rights of your shares are cumulative or non-cumulative. Refer to Instruction 1.A of Item 202 of Regulation S-K.

Other Important Provisions in our Articles, page 106

10.   We note your disclosure here that the courts of the province of British Columbia and appellate courts therefrom shall be the sole and exclusive forum for certain proceedings. Please revise this section to disclose how this provision will be applied to claims brought under the Securities Act and the Exchange Act; address any uncertainty about enforceability; and, to the extent that the provision applies to claims under the federal securities laws, include risk factor disclosure.

You may contact Julie Sherman at 202-551-3640 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Christopher Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: W. Stuart Ogg, Esq.